VIA EDGAR

September 28, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Melinda J. Hooker

Re:	Spartacus Acquisition Corporation Draft Registration Statement on Form S-1 Submitted August 31, 2020 CIK 0001822553

Dear Ms. Hooker,

Spartacus Acquisition Corporation (the “Company,” “we” or “our”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 22, 2020 regarding the Company’s Registration Statement on Form S-1 filed on August 31, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted August 31, 2020

Our amended and restated certificate of incorporation..., page 54

1.	We note your disclosure that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We respectfully advise the Staff that our amended and restated certificate of incorporation, which will be filed as Exhibit 3.2 to the Registration Statement, will clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Peter D. Aquino
Peter D. Aquino Chairman and Chief Executive Officer